200 Berkeley Street

Boston, Massachusetts 02116

(617) 572-0320

Email: PMinella@jhancock.com

Paula J. Minella

AVP and Senior Counsel

December 4, 2019

VIA EDGAR

Sonny Oh, Esq.

Division of Investment Management

Securities and Exchange Commission

Washington, D.C. 20549

RE:	John Hancock Life Insurance Company (U.S.A.):

John Hancock Life Insurance Company (U.S.A.) Separate Account A

“Accumulation Variable Universal Life 2019” (“AVUL 2019”)

Initial Registration Statement filed on Form N-6

File Nos. 811-4834 and 333-233647

John Hancock Life Insurance Company (U.S.A.) Separate Account A

“Majestic Accumulation VUL 2019” (“MAVUL 2019”)

Initial Registration Statement filed on Form N-6

File Nos. 811-4834 and 333-233648

Dear Mr. Oh:

On behalf of the John Hancock Life Insurance Company (U.S.A.) (the “Company”) and its respective separate account (collectively, the “Registrants”), we are responding to your follow-up comments conveyed telephonically on November 26, 2019 and December 2, 2019. We repeat in bold face type below each comment and set forth Registrants’ response thereto. The portion of the response that is underlined reflects the follow-up comments. Except as the context otherwise requires, the responses relate to both AVUL 2019 and MAVUL 2019.

PROSPECTUS

1.	Summary of Benefits and Risks (page 4)

“The indexed accounts credit interest based upon changes in the Standard & Poor’s 500 Composite Stock Price Index (“S&P 500®”), excluding dividends, and the indexed account parameters.”

In the statement above, the “indexed account parameters” is a term that is later defined in the prospectus. Please refer to this term in different way.

Accordingly, the Registrants have revised the disclosure to read as follows: The indexed accounts credit interest based upon changes in the Standard & Poor’s 500® Composite Stock Price Index (“S&P 500®”), excluding dividends, and the application of rates and caps associated with each indexed account (see “The indexed accounts).

Sonny Oh, Esq.

2.	Fee Tables (page 9)

Please remove the extra parenthetical that defines PIMCO.

The Registrants have revised this disclosure.

3.	The index accounts (page 20)

a.	Refer to the indexed accounts consistently.

The Registrants have revised the disclosure to refer to the indexed accounts collectively as “the indexed accounts.” When referring to the indexed accounts individually, we will refer to them by their name: Base Capped Indexed Account and Base High Par Capped Indexed Account.

b.

Please revise the second to last sentence of the fourth paragraph (and the last paragraph under “Allocation of future premium payments and indexed account segment proceeds” on page 29) so that you refer to the written cancellation period.

The Registrants have revised the disclosure in both identified sections as follows: “You may cancel your allocation to an indexed account by submitting a written request to us no later than the end of the business day on the lock in date.

4.	Index segment interest credit.

a.	Revise the second sentence in the second bullet to remove references to “guaranteed minimum” in the second sentence of the following:

“To understand current segment cap rates and participation rates available to you at the time of issue, you should request an illustration of the indexed accounts at the time of sale or contact a John Hancock USA representative. The guaranteed minimum segment cap rate and the guaranteed minimum participation rate for the indexed accounts on the date your policy is issued are shown in your Policy Specifications. We will notify you in writing if we change segment cap rates or participation rates applicable to subsequent segments.”

The Registrants have revised disclosure by removing the reference to “guaranteed minimum”: “The indexed account parameters of each indexed account will include a guaranteed segment floor rate, a segment cap rate, and a participation rate. The current participation rate and current segment cap rate for new segments will be declared at the time a segment is created and guaranteed for the segment term, but they will never be less than the guaranteed minimum participation rate and guaranteed minimum segment cap rate that are in the Policy Specifications for each indexed account. To understand current segment cap rates and current participation rates available to you at the time of issue, you should request an illustration of the indexed accounts at the time of sale or contact a John Hancock representative. We will notify you in writing if we change current segment cap rates or current participation rates applicable to subsequent segments.”

b.	Show this disclosure as standard disclosure, not as a footnote.

“When the index change is higher than the segment cap rate for the Base indexed accounts, the Base High Par Capped Indexed Account may earn less interest segment interest credit when compared to the Base Capped Indexed Account, which has a higher segment cap rate. When the index change is less than segment cap rate but greater than the segment floor rate for the indexed accounts, the Base High Par Capped Indexed Account may earn more index segment interest credit when compared to the Base Capped Indexed Account, which has a lower participation rate.”

Sonny Oh, Esq.

The Registrants confirm that the disclosure will appear as standard disclosure and not as a footnote.

c.

Add another statement that explains the implications of determining the index change based on only two single points in time (i.e., an owner may not receive any index credits or just the guaranteed segment floor rate even if the S&P has experienced gains through some, or most, of the segment term.

The Registrants have revised the disclosure to include the following additional statement:

•

Each indexed account tracks and measures the performance of the S&P 500® based on two single points in time, the segment initiation and the segment maturity date (the “index change”). The value of the S&P 500® at any point between these two dates does not impact the calculation of the index segment interest credit. This means if the value of the S&P 500® on segment initiation date and the segment maturity date is the same (i.e., 2500) but the value of S&P 500 is higher on all the other days of the segment (i.e., 3000), the index change used to calculate the index segment interest credit for that segment will only be based on the segment initiation date and segment maturity date. The index change will not take into account the days where the value of S&P 500® was 3000, which means that it is possible that the index change used to calculate index segment interest credit may be limited to the segment floor rate of 0.25%.

d.

Please revise the paragraph following the chart on page 22 to include examples of how a withdrawal taken during the segment will affect the calculation of index segment interest credit on the segment maturity date.

The Registrants have revised the “Withdrawals or transfers” section to include the following disclosure and examples: “Withdrawals from an indexed account prior to the segment maturity date will reduce the amount of any index segment interest credit for that segment by proportionately reducing the balance used in calculating the index segment interest credit on the segment maturity date by the amount of the withdrawal multiplied by the remaining months in the segment. The following hypothetical example compares how index segment interest credit is calculated on the segment maturity date when a withdrawal is taken during a segment and when a withdrawal is not taken during a segment.

	Initial segment balance	Withdrawal taken in policy month 3	Segment balance on segment maturity date	Rate used to calculate index segment interest credit	Index segment interest credit on segment maturity date
No withdrawal	$100,000	n/a	$100,000	3.0%	$100,000 x 3.0% = $3,000
$10,000 withdrawal	$100,000	$10,000	$100,000 - $10,000 x (9/12) = $92,500	3.0%	$92,500 x 3.0% = $2,775

Transfers from an indexed account to another indexed account, a variable investment account or a fixed account can only be made on the segment maturity date (see “Limitations on transfers to and from an indexed account”).

Sonny Oh, Esq.

e.    Similarly, under “Availability of the indexed accounts” on page 22, please explain how the index segment interest credit is calculated if an external index is substituted for the S&P 500 prior to the segment maturity date. Please provide an example.

The Registrants have revised the disclosure as follows: “We may add additional indexed accounts, cease to offer any indexed account or close the indexed accounts to new allocations and transfers. We also reserve the right to substitute the S&P 500® for another external index; any substitution will apply to new segments only. If we substitute the S&P 500 for another external index, the indexed accounts will continue to offer the guaranteed indexed account parameters shown in the Policy Specifications. Any open segments in the indexed accounts will remain until they mature after which the segment proceeds will automatically be transferred to the fixed account, unless you request in writing that the segment proceeds be transferred to an available indexed account. In the event that we decide to substitute the S&P 500® or we cease to offer an indexed account, we will notify you and any assignee of record in advance of the change at your last known addresses.

f.

Under “Availability of the indexed accounts” on page 22, please also disclose whether the Company will always provide at least one Base Capped Indexed Account and/or the Base High Par Capped Indexed Account at all times. Please apply this disclosure to the Summary of Risk section as well.

The Registrants have revised the disclosure in the “Risks associated with indexed accounts” and “Availability of the indexed accounts” sections as follows: “We may add additional indexed accounts, cease to offer any indexed account or close the indexed accounts to new allocations and transfers. We also reserve the right to substitute the S&P 500® for another external index; any substitutions will apply to new segments only. If we substitute the S&P 500® for another external index, the indexed accounts will continue to offer the guaranteed indexed account parameters shown in the Policy Specifications. Any open segments in the indexed accounts will remain until they mature after which the segment proceeds will automatically be transferred to the fixed account, unless you request in writing that the segment proceeds be transferred to an available indexed account. In the event that we decide to substitute the S&P 500® or we cease to offer an indexed account, we will notify you and any assignee of record in advance of the change at your last known addresses.”

5.	Policy loans (page 32)

a.    Please confirm the formula for prong (i) and (ii) for the maximum amount that may be borrowed. It appears that if the formula for prong (ii) consists of the bullet points that follow the first paragraph, then prong (i) would always be greater.

The Registrants confirm the formula for prong (i) will not always be the maximum amount that can be borrowed. It is possible that prong (ii) may be the maximum amount that can be borrowed.

b.    Please reconcile the second to last sentence of the last paragraph on page 32 with the sixth sentence that presumably is accurate when it states that the Maximum Loan Interest Credited Differential will never be greater than 2%, i.e., interest earned in an indexed account segment is completely unpredictable.

The Registrants have revised the disclosure in footnote 5 for the Periodic Charges table and page 32 to clarify how we credit interest to the portion of the policy value in the indexed account that is collateral for a loan. The revised disclosure will appear as follows for footnote 5 for the Periodic Charges table: “(5) The maximum effective annual interest rate we can charge for the loan account is 3.25% for policy years 1-10 and 2.25% for policy years 11 and thereafter. The minimum interest that the loan account will earn at any time is equal to the difference between the

Sonny Oh, Esq.

annual interest rate we charge for the loan minus the Maximum Loan Interest Credited Differential. The Maximum Loan Interest Credited Differential is the difference between the annual interest rate we charge for the loan minus the interest rate we credit for the loan, however, it will never be greater than 2%. For example, if the annual interest rate we charge for a loan is 3%, we cannot credit interest at a rate less than 1% because the difference between the interest rate charged for the loan and the interest rate credited to the loan cannot be more than the Maximum Loan Interest Credited Differential, which is 2%. Policy value in the in variable investment accounts, fixed account and holding segments for the indexed accounts used as collateral for a loan are transferred to the loan account and credited and charged interest as explained above (see “Policy loans”). Policy value in the indexed accounts used as collateral for a loan is not transferred to the loan account and instead is credited interest in the manner described in “The indexed accounts” section, which is different from the interest credited to the loan account (see “Policy loans”). Policy value in the indexed accounts used as collateral for a loan is charged interest at the rate described above.

The revised disclosure will appear as follows for page 32: “The minimum amount of each loan is $500. Unless otherwise specified by you, the amount of the loan is deducted from the variable investment accounts and any fixed account in the same proportion as the policy value is then allocated among them. The amount of the loan is then placed in a special loan account. The maximum effective annual interest rate we can charge for the loan account is 3.25% for policy years 1-10 and 2.25% for policy years 11 and thereafter. Accrued interest will be added to the loan daily and will bear interest at the same rate as the original loan amount. The minimum interest that the loan account will earn at any time is equal to the difference between the annual interest rate we charge for the loan minus the Maximum Loan Interest Credited Differential. The Maximum Loan Interest Credited Differential is the difference between the annual interest rate we charge for the loan minus the interest rate we credit for the loan, however, it will never be greater than 2%. For example, if the annual interest rate we charge for a loan is 3%, we cannot credit interest at a rate less than 1% because the difference between the interest rate charged for the loan and the interest rate credited to the loan cannot be more than the Maximum Loan Interest Credited Differential, which is 2%.

If the policy value in the variable investment accounts and any fixed account is not sufficient to cover the amount of the loan, we will next transfer value from the holding segment to the loan account. Amounts transferred from the holding segment to the loan account are credited and charged interest in the same manner as described above. If there is insufficient value in the holding segment to complete the transfer, we will then use the policy value in any indexed account as collateral for the remaining amount. The policy value used as collateral for the loan in the indexed account will not be reduced as a result of the loan. This means an amount equal to the loan will not be transferred from the indexed account to the loan account. Instead, the policy value will remain in the indexed account segment, where those segments will earn index segment interest credit upon the segment maturity date, rather than earning interest in the same manner as amounts transferred to the loan account as described above. The maximum effective annual interest rate we can charge for the policy value in the indexed account that is collateral for the loan is 3.25% for policy years 1-10 and 2.25% for policy years 11 and thereafter.

13.	Description of charges at the policy level (page 34)

a.	In the last line on page 40, please add “in” after “premium payments” and replace “in the variable investment accounts” with “to the variable investment accounts.”

The Registrants have revised the disclosure as requested.

Sonny Oh, Esq.

b.

Please revise the disclosure in the first paragraph under “Variations in policy terms” on page 43 to first state that all material rights and obligations under the riders are disclosed in the prospectus.

The Registrants would call your attention to the sentence on page 2 of the prospectus that states: “This prospectus provides a description of the material rights and obligations under your policy.” This language confirms that the prospectus discloses all such rights and obligations under the policy, and, of course, when a rider is issued, it is part of the policy. Accordingly, we do not believe it is necessary to add the additional representation relating only to the riders that this comment suggests. Rather, we believe it is common practice for VUL prospectuses of other registrants to include representations such as the above quoted language from page 2 that refer to the policy generally, without also including a representation that all material rights and obligations of the riders have been disclosed in the prospectus. Nor do we believe any such additional representation is required by the Form N-6 or any other provision of the federal securities laws or rule thereunder.

c.

Consistent with the last sentence of the paragraph, please supplementally confirm that all material variations have in fact been disclosed in the prospectus, e.g., some riders may not be available in certain states, which should be disclosed.

Consistent with our informal discussions with the staff, the Registrants will make certain disclosure revisions in the prospectuses that are effective on or about May 2, 2020 for their VUL policies that are then being offered for sale. Specifically, the disclosure in the first paragraph under “Variations in policy terms” will be revised to be substantially as follows: “Insurance laws and regulations apply to us in every state in which our policies are sold. As a result, terms and conditions of your insurance coverage may vary depending on where you purchase a policy, and certain riders and options may not be available due to state insurance laws or restrictions in the state in which the Policy is issued. We disclose all material variations in this prospectus, consistent with disclosure standards under federal securities law. A general summary of material state variations is included in [Appendix A]. Specific variations from the information appearing in this prospectus which are required due to insurance laws and regulations are contained in your Policy, or in riders or endorsements attached to your Policy. You should refer to your Policy for these state specific features.”

The Registrants anticipate that the above-referenced summary of material state variations (such as the availability of riders and different free look periods) will be in the form of a chart, and we respectfully submit that there is good precedent for such charts and for disclosure substantially similar to that outlined above in this response.

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Sincerely,

/s/ Paula J. Minella

AVP and Senior Counsel